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                                   EXHIBIT D



                             [Please see attached.]
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                              EMPLOYMENT AGREEMENT

     This Agreement (the "Agreement") is made and entered into on October 7, 1999 (the "Effective Date"), between K N Energy, Inc., (the "Company"), a Kansas corporation, and Richard D. Kinder, a resident of Texas ("Employee").

     WHEREAS, the Company, Kinder Morgan, Inc. and Rockies Merger Corp. have entered into an Agreement and Plan of Merger, dated as of July 8, 1999, as amended by the First Amendment to the Agreement and Plan of Merger, dated as of August 20, 1999, whereby Rockies Merger Corp. will be merged with and into Kinder Morgan, Inc. (the "Merger");

     WHEREAS, the Company desires to retain Employee under the terms and conditions set forth herein and Employee has agreed to be so employed;

     NOW THEREFORE BE IT RESOLVED, in consideration for the mutual promises and covenants contained herein, the parties hereto agree as follows:

     1. Agreement to Employ. The Company hereby employs Employee and Employee hereby accepts employment upon the terms and conditions hereinafter set forth. Employee will initially serve as the Chief Executive Officer of the Company and will perform such other duties as may be designated or assigned to him from time to time by the Company's Board of Directors and which are consistent with the executive-level responsibilities currently assigned to Employee. During the term or any extension hereof of this Agreement, Employee shall serve as the chairman of the Company's Board of Directors. Employee agrees to devote substantially all of his time to the discharge of the affairs of the Company and its subsidiaries; but, the Company acknowledges that Employee has outside business interests and agrees that Employee may devote a portion of his time and attention to such business interests provided such business interests do not interfere with Employee's performance of his duties hereunder.

     2. Compensation.

          a. Salary and Bonus. For all services to be rendered by Employee, the Company shall pay Employee a salary at the rate of $1.00 per year, subject to adjustment as set forth herein, on December 31 of each year. If during the term of this Agreement, Employee's salary exceeds one dollar per year such salary shall be paid in installments on equal frequency to the Company's standard payroll practices. Salary payments shall be subject to withholding and other applicable taxes (e.g., federal and state withholding, FICA, earnings tax, etc.). The amount of salary due to Employee under this Agreement for any period of time less than one (1) month shall be prorated, based upon the number of days worked by Employee. In addition to a salary, Employee shall be paid bonuses in such amounts as determined by the Company's Board of Directors and any applicable Company plan.

          b. Salary Adjustments. The salary payable to Employee hereunder will be adjusted on each anniversary of the Effective Date, by an increase in an amount determined by the Company's Board of Directors, if any. The Company will notify Employee each year of the increase, if any, in Employee's salary for that year.

     3. Term. This Agreement shall be for a term commencing on the Effective Date and continuing for an initial term of three (3) years. The term of this Agreement shall be extended on each anniversary of the Effective Date for an additional one (1) year period, such that as of each

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anniversary of the Effective Date, there shall be three (3) years remaining in the term of this Agreement.

     4. Personnel Policies and Employee Benefits. The general personnel policies of the Company will apply to Employee with the same force and effect as to any other employee of the Company, except to the extent such general personnel policies are inconsistent with the terms and provisions of this Agreement, in which event, the terms and provisions of this Agreement shall control. Such personnel policies shall include Employee's eligibility for employee benefits, if any, such as insurance of any kind, including life, medical and disability insurance, and similar employee benefits as the Board of Directors of the Company determines, in its sole discretion, from time to time. In the event that the Company's general personnel policies provide benefits or compensation to the Company's employees such as vacation, and Employee is given a similar or comparable benefit pursuant to this Agreement, the benefit shall not be cumulative and Employee shall be entitled only to the benefits conferred by this Agreement.

     5. Termination of Employment by the Company.

          a. Without Cause. The Company may terminate Employee's employment under this Agreement at any time without Cause (as defined herein below); provided, however, that in such event, the Company shall pay Severance Benefits (as defined herein below) to Employee within ten days of Employee's termination.

          b. With Cause. The Company may terminate Employee's employment under this Agreement at any time for Cause (as defined herein below) effective immediately upon Notice of Termination. In the event the Company terminates this Agreement for Cause on the part of Employee, Employee shall receive salary for the period to the date of his termination, but the Company shall not be obligated to pay any salary or other compensation for any period of time after such termination. Employee shall not be entitled to receive severance pay from the Company if his employment is terminated for Cause. For purposes of this Agreement, "Cause" shall mean the occurrence of any of the following events:

             (i) A Grand Jury indictment or a prosecutorial information (or any procedurally equivalent action) charging Employee with illegal or fraudulent acts, criminal conduct or willful misconduct whether or not relating to the activities of the Company;

             (ii) A Grand Jury indictment or a prosecutorial information (or any procedurally equivalent action) charging Employee with any criminal acts involving moral turpitude whether or not having a material adverse effect upon the Company;

             (iii) Grossly negligent failure by Employee to perform his duties in a manner which he knows, or has reason to know, to be in the Company's best interests;

             (iv) Bad faith refusal by Employee to carry out reasonable instructions of the Board not inconsistent with the provisions of this Agreement; or

             (v) Material violation by the Employee of any of the terms of this Agreement.

          c. Death. If Employee dies during the term of this Agreement, within 10 days of such death the Company shall pay to Employee's estate an amount equal to the greater of Employee's annual salary or $750,000 as severance pay. Once such severance pay is received by Employee's estate this Agreement shall terminate.

          d. Disability. The Company may terminate Employee's employment under this Agreement at any time effective immediately upon written Notice of Termination if Employee becomes

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     "totally and permanently disabled" (as defined herein below) so as to preclude Employee from performing his duties hereunder. If so terminated, Employee shall be entitled to receive: (i) the amount of any insurance proceeds payable to Employee under disability insurance policies, if any, then maintained for Employee's (and not the Company's) benefit; and (ii) the greater of his salary or an annual amount of $750,000 through the effective date of termination of employment. Employee shall be deemed to be "totally and permanently disabled" (x) if Employee provides written acknowledgment thereof (or if Employee is unable to give such acknowledgment, it is provided by any adult member of his family), (y) a qualified independent physician selected by the Company shall have provided his opinion that Employee either (1) is permanently disabled, or (2) is incapable of resuming substantially full performance of his duties for the Company for a period of at least six (6) months, or (z) Employee refuses to submit to an examination by an independent physician selected by the Company for purposes of determining whether a total and permanent disability has occurred.

     6. Termination of Employment by Employee.

     a. Employee shall have the right to terminate his employment at any time by providing at least thirty (30) days prior written notice of termination to the Company. Following such termination, Employee shall receive salary for the period through the date of termination, but the Company shall not be obligated to pay any salary or compensation (including severance pay) for any period of time after such termination.

     b. If Employee is subject to a Change in Duties as defined herein below, at Employee's option Employee may elect to immediately terminate this Agreement and receive Severance Benefits (as hereinafter defined) within ten days after termination.

     "Change in Duties" shall mean, without Employee's written consent, the occurrence of any one or more of the following:

          i. A significant reduction in the nature, scope of authority or duties of Employee from those applicable to him immediately prior to such reduction;

          ii. A substantial reduction in Employee's existing annual base salary or bonus opportunity under any applicable bonus or incentive compensation plan from that provided to him immediately prior to such reduction;

          iii. Receipt of employee benefits (including but not limited to medical, dental, life insurance, accidental death and dismemberment, and long-term disability plans) and perquisites by Employee that are materially inconsistent with the employee benefits and perquisites provided by the Company to executives with comparable duties immediately prior to such receipt; or

          iv. A substantial change in the location of Employee's principal place of employment by the Company by more than 50 miles from the location where he is then principally employed.

     7. Notice of Termination. Any termination of Employee's employment by the Company pursuant to Section 5 or by Employee pursuant to Section 6 shall be communicated by written Notice of Termination to the other party hereto. Said Notice shall be deemed to have been duly


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given when delivered or mailed by United States certified mail, return receipt requested, postage prepaid, addressed as follows:

        If to the Company:

           K N Energy, Inc.
           370 Van Gordon Street
           Lakewood, Colorado
           Attention: President

        If to the Employee:

           Richard D. Kinder
           1301 McKinney, Suite 3400
           Houston, Texas 77010

or at such other address as either party may designate in writing to the other.

     8. Company Property; Confidentiality. Upon termination of this Agreement for any reason whatsoever, Employee shall immediately deliver to the Company any and all confidential, proprietary or other property, tangible or intangible, of the Company. Employee agrees to maintain the confidentiality of all trade secrets and proprietary and confidential information (collectively, the "Confidential Information") of the Company, both during and subsequent to any periods of employment with the Company, and Employee will not, without express written authorization by the Company, directly or indirectly reveal or cause or allow to be revealed any such Confidential Information to any person other than to the Company's employees who are authorized to receive such Confidential Information in order to perform their duties for the Company, nor will Employee use any such Confidential Information to the detriment of the Company or other than in the course of his employment with the Company.

     9. Intellectual Property. Any interest in patents, patent applications, inventions, copyrights, developments and processes ("Inventions") which Employee now or hereafter during the period Employee is employed by the Company may own or develop relating to the fields in which the Company may then be engaged shall belong to the Company; and forthwith upon request of the Company, Employee shall execute all assignments and other documents and take all such other action as the Company may reasonably request in order to vest in the Company all his right, title and interest in and to the Inventions free and clear of all liens, charges and encumbrances.

     10. Key-Man Life Insurance. If requested by the Company, Employee shall submit to such physical examinations and otherwise take such actions and execute and deliver such documents as may be reasonably necessary to enable the Company, at its expense and for its own benefit, to obtain life insurance on the life of the Employee. The disposition of the proceeds of such policy shall be in the sole discretion of the Company.

     11. Severance Benefits. Severance Benefits include the following:

          a. A lump sum cash payment in an amount equal to three times the aggregate of (x) the greater of (i) Employee's current base salary or (ii) $750,000 and (y) the greater of (i) the amount of any cash incentive bonus to be paid to Employee pursuant to any applicable Company plan based on the maximum of the current year's target or (ii) Employee's aggregate cash bonus paid with regard to the Company's prior fiscal year.

          b. Employee shall be entitled to continue the medical, dental, life insurance and accidental death and dismemberment coverages provided by the Company to its active employees for up to


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     36 months. Such benefit rights shall apply only to those medical, dental, life insurance and accidental death and dismemberment coverages provided by the Company to its active employees which the Company has in effect from time to time for active employees. Medical, dental, life insurance and accidental death and dismemberment coverages provided by the Company to its active employees shall immediately end upon Employee's obtainment of new employment and eligibility for reasonably comparable medical, dental, life insurance and accidental death and dismemberment coverages provided by the Company to its then active employees (with Employee being obligated hereunder to promptly report such eligibility to the Company). Nothing herein shall be deemed to adversely affect in any way the additional rights, after consideration of this extension period, of Employee and his eligible dependents to health care continuation coverage as required pursuant to Part 6 of Title I of the Employee Retirement Income Security Act of 1974, as amended.

          c. The severance payments under this Agreement shall be paid to Employee on or before the 10th business day after the last day of Employee's employment with the Company. Any severance benefits paid pursuant to this Paragraph will be deemed to be a severance payment and not compensation for purposes of determining benefits under the Company's qualified plans and shall be subject to any required tax withholding.

          d. Notwithstanding anything to the contrary in this or any other agreement, upon a termination of Employee's employment under Section 5 (other than Section 5b), Employee's stock options, restricted stock, and other stock awards granted and outstanding under all K N Energy, Inc. or subsidiary stock plans shall become immediately exercisable and all restrictions thereon shall be removed.

     12. Certain Additional Payments by the Company. Notwithstanding anything to the contrary in this Agreement, in the event that any payment or distribution by the Company to or for the benefit of Employee, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise (a "Payment"), would be subject to the excise tax imposed by Section 4999 of the Code or any interest or penalties with respect to such excise tax (such excise tax, together with any such interest or penalties, are hereinafter collectively referred to as the "Excise Tax"), the Company shall pay to Employee an additional payment (a "Gross-up Payment") in an amount such that after payment by Employee of all taxes (including any interest or penalties imposed with respect to such taxes), including any Excise Tax imposed on any Gross-up Payment, Employee retains an amount of the Gross-up Payment equal to the Excise Tax imposed upon the Payments. The Company and Employee shall make an initial determination as to whether a Gross-up Payment is required and the amount of any such Gross-up Payment. Employee shall notify the Company immediately in writing of any claim by the Internal Revenue Service which, if successful, would require the Company to make a Gross-up Payment (or a Gross-up Payment in excess of that, if any, initially determined by the Company and Employee) within five days of the receipt of such claim. The Company shall notify Employee in writing at least five days prior to the due date of any response required with respect to such claim if it plans to contest the claim. If the Company decides to contest such claim, Employee shall cooperate fully with the Company in such action; provided, however, the Company shall bear and pay directly or indirectly all costs and expenses (including additional interest and penalties) incurred in connection with such action and shall indemnify and hold Employee harmless, on an after-tax basis, for any Excise Tax or income tax, including interest and penalties with respect thereto, imposed as a result of the Company's action. If, as a result of the Company's action with respect to a claim, Employee receives a refund of any amount paid by the Company with respect to such claim, Employee shall promptly pay such refund to the Company. If the Company fails to timely notify Employee whether it will contest such claim or the Company determines not to

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contest such claim, then the Company shall immediately pay to Employee the portion of such claim, if any, which it has not previously paid to Employee.

     13. Restrictive Covenant.

     a. Non-Competition. Employee agrees that while he remains in the employ of the Company and for a period of twelve (12) months following termination of such employment with cause pursuant to Section 5b or by Employee pursuant to Section 6a, Employee will not anywhere in the United States, directly or indirectly, own, manage, operate, join, contract or participate in the ownership, management or control of or be employed by or be connected in any manner with any business which is or may be competitive in any manner to the business engaged in as of the date of such termination by the Company or any partnership in which the Company is a general partner or any of the direct or indirect subsidiaries or affiliates of such partnerships, (collectively, excluding the Company, the "Company Affiliates"). Notwithstanding the foregoing, both during and subsequent to his employment with the Company, Employee may: (i) own up to five percent (5%) of the outstanding equity securities of any corporation, partnership or other business which is listed upon a national stock exchange or traded in the over-the-counter market, and (ii) continue his ownership, management, operation, control and other participation with those businesses in which Employee is involved as of the Effective Date and any additional businesses or opportunities which have been approved by the Board of Directors of the Company or its Conflicts and Audit Committee (or other appropriate committee of the Board of Directors).

     b. Reformation. In the event any restriction contained in Section 13a should be considered by any court of competent jurisdiction to be unenforceable because it is unreasonable either in length of time or area to which said restriction applies, it is the intent of the parties hereto that said court reduce and reform the provisions thereof so as to apply to limits considered enforceable by said court.

     c. Specific Performance. Recognizing that irreparable damage will result to the Company and/or the Company Affiliates in the event of breach of the covenants and assurances of Section 13a by Employee, the Company and/or the Company Affiliates shall be entitled to an injunction to be issued by any court of competent jurisdiction enjoining and restraining Employee and each and every person, firm, company, corporation, partnership or other entity acting in concert or participating with Employee from the continuation of such breach, and in addition thereto, Employee shall pay to the Company and the Company Affiliates all ascertainable damages, including costs and reasonable attorneys' fees and expenses, sustained by the Company and the Company Affiliates by reason of the breach of said covenants and assurances.

     14. Expense Reimbursement. Employee shall be reimbursed by the Company for the reasonable and necessary business expenses incurred by Employee in the discharge of his duties, subject to the Company's standard policies and procedures related to expense reimbursement and approval thereof.

     15. Waiver. Failure of either party to demand strict compliance with any of the terms, covenants or conditions hereof shall not be deemed a waiver of such term, covenant or condition, nor shall any waiver or relinquishment by either party of any right or power hereunder at any one time or more times be deemed a waiver or relinquishment of such right or power at any other time or times.

     16. Severability. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect.

     17. Governing Law; Binding Effect. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas, without regard to its principal of conflicts law, and shall be binding upon the parties hereto, their heirs, executors, administrators, successors and assigns.

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     18. Entire and Final Agreement. This Agreement shall supersede any and all agreements of employment, oral or written (including correspondence, memoranda, term sheets, etc.), heretofore existing and contains the entire agreement of the parties with respect to the subject matter hereof. This Agreement may not be modified orally, but only by an agreement in writing, signed by the party against whom the enforcement of any waiver, change, modification, extension or discharge is sought.

     19. Assignment. This Agreement is not assignable by any party hereto without the written consent of the other parties hereto.

     20. Section Headings. The section headings contained in this Agreement are inserted for purposes of convenience only and shall not affect the meaning or interpretation of this Agreement.

     IN WITNESS WHEREOF, the Company has caused this Agreement to be executed on its behalf and Employee has hereunto set his hand the day and year first above written.

                                         COMPANY:

                                         K N ENERGY, INC.

                                         By:     /s/ STEWART A. BLISS
                                         -------------------------------------
                                              Name:  Stewart A. Bliss
                                              Title: Chairman and Chief
                                                     Executive Officer

                                         EMPLOYEE:

                                         /s/ RICHARD D. KINDER
                                         -------------------------------------
                                         Name: Richard D. Kinder